SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For December 2004
Commission File Number 0-28800
______________________
Durban Roodepoort Deep, Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of December 2004, incorporated by reference herein:
Exhibits
99.1 Release dated December 3, 2004, entitled "Dealing in Securities by Director"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)
Date: December 3, 2004 By:    /s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1
Dealing in Securities by Director

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR) (ISIN: ZAE000015079)
(ARBN number: 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD")

In compliance with Rules 3.63 to 3.74 of the Listings Requirements of the JSE Securities Exchange South Africa ("JSE"), the following information is disclosed.

DEALING IN SECURITIES BY DIRECTOR

Surname:              Murray
First Name:           Ian Louis
Designation:          Director

Date of transaction:        01 December 2004
Price:                            US$1.78
Amount:                        10 000
Aggregate value:            US$17 800
Class:                            Ordinary
Interest:                         Direct, Beneficial

Nature: Mr Murray has purchased 10 000 ordinary shares, which constitute approximately 1.91% of his total shareholding and approximately 1.26% of his total entitlement.

In line with DRDGOLD corporate governance principles and in terms of Rule 3.66 of the Listings Requirements of the JSE, prior clearance to deal in the above securities has been obtained from the Chairman of the Remuneration Committee of DRDGOLD and the Chairman of the DRDGOLD Board.

The above trade was completed outside of a closed period.

Johannesburg December 2, 2004

Sponsor Standard Bank